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Washington, DC
122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-28985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Republic Equities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Sixth Avenue
(No. and Street)

Des Moines, Iowa 50334
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith K. Kendzora (515) 245-2293
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
02 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02) Potential persons who are to respond to the collection of information contained

1202-1330997

3/16

Oath or Affirmation

I, Judith K. Kendzora, affirm that to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of American Republic Equities Corporation, as of December 31, 2011, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Judith K. Kendzora

President

Notary Public

MICHAEL COX
Commission Number 768184
My Commission Expires
May 25, 2014

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statements of Financial Condition
(X)	(c)	Statements of Operations
(X)	(d)	Statements of Cash Flows
(X)	(e)	Statements of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(X)	(n)	Supplementary Report of Independent Auditors on Internal Control Required by Rule 17a-5(g)(1)

Financial Statements and Supplemental Information

American Republic Equities Corporation
Years Ended December 31, 2011 and 2010
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Financial Statements and Supplemental Information

American Republic Equities Corporation
Years Ended December 31, 2011 and 2010
With Report and Supplementary Report of
Independent Registered Public Accounting Firm

American Republic Equities Corporation

Financial Statements and
Supplemental Information

Years Ended December 31, 2011 and 2010

Contents

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Board of Directors
American Republic Equities Corporation

We have audited the accompanying statements of financial condition of American Republic Equities Corporation (a wholly-owned subsidiary of American Republic Insurance Company) as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Republic Equities Corporation at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 20, 2012

1202-1330997

American Republic Equities Corporation

Statements of Financial Condition

	December 31			
		2011		2010
Assets				
Cash and cash equivalents	**$**	**74,204**	$	64,796
Current income taxes recoverable		**418**		12,649
Prepaid insurance		**273**		600
Total assets	**$**	**74,895**	$	78,045
Liabilities and stockholder's equity				
Liabilities:				
Due to affiliates	**$**	**71**	$	79
Accrued other liabilities		**5,095**		5,138
Total liabilities		**5,166**		5,217
Stockholder's equity:				
Common stock, par value $1.00 per share – 50,000 shares authorized, issued, and outstanding		**50,000**		50,000
Retained earnings		**19,729**		22,828
Total stockholder's equity		**69,729**		72,828
Total liabilities and stockholder's equity	**$**	**74,895**	$	78,045

See accompanying notes.

American Republic Equities Corporation

Statements of Operations

	Year Ended December 31 2011	Year Ended December 31 2010
Income:		
Variable annuity processing fee	$ 6,000	$ 6,000
	6,000	6,000
Expenses:		
Salaries and related expenses	353	(470)
Rent	112	32
Professional fees	8,801	35,262
Insurance expense	328	328
Licenses and fees	360	460
Miscellaneous	947	1,238
	10,901	36,850
Loss before income tax benefit	(4,901)	(30,850)
Current income tax benefit	(1,802)	(13,304)
Net loss	$ (3,099)	$ (17,546)

See accompanying notes.

American Republic Equities Corporation

Statements of Changes in Stockholder's Equity

		Common Stock		Retained Earnings		Total Stockholder's Equity
Balance at January 1, 2010	$	50,000	$	40,374	$	90,374
Net loss		–		(17,546)		(17,546)
Balance at December 31, 2010		50,000		22,828		72,828
Net loss		–		**(3,099)**		**(3,099)**
Balance at December 31, 2011	**$**	**50,000**	**$**	**19,729**	**$**	**69,729**

See accompanying notes.

American Republic Equities Corporation

Statements of Cash Flows

	Year Ended December 31	
	2011	**2010**
Operating activities		
Net loss	**$ (3,099)**	$ (17,546)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Current income taxes recoverable	**12,231**	(5,073)
Prepaid insurance	**327**	(327)
Due to affiliates	**(8)**	(1,918)
Accrued other liabilities	**(43)**	3,218
Net cash provided by (used in) operating activities	**9,408**	(21,646)
Increase (decrease) in cash and cash equivalents	**9,408**	(21,646)
Cash and cash equivalents at beginning of year	**64,796**	86,442
Cash and cash equivalents at end of year	**$ 74,204**	$ 64,796
Supplemental disclosure of cash flow information		
Cash received for income taxes	**$ 14,032**	$ 8,231

See accompanying notes.

1. Significant Accounting Policies

Organization

American Republic Equities Corporation (the Company) is a wholly-owned subsidiary of American Republic Insurance Company (American Republic) which, in turn, is wholly-owned by American Enterprise Group, Inc. American Enterprise Group, Inc. is a wholly-owned subsidiary of American Enterprise Mutual Holding Company. The Company operates as a broker-dealer principally to market variable annuity products offered by American Republic.

Cash Equivalents

In connection with the preparation of its statements of cash flows, the Company considers all liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Revenue Recognition

The Company's revenues were derived from fees for the underwriting of a variable product offered by American Republic. Revenues are recognized on an accrual basis.

2. Fair Value Measurements

GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. Fair value is the price that the Company would receive at the measurement date upon selling an investment in a timely transaction to an independent buyer in the principal or most advantageous market of the investment.

2. Fair Value Measurements (continued)

A hierarchal framework has been established to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk; for example, the risk inherent in a particular valuation technique used to measure fair value, including such a pricing model and/or the risk inherent in the inputs to the valuation technique.

Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 – quoted prices in active markets for identical investments.
- Level 2 – other significant observable inputs (including quoted prices for similar investments, interest rates, prepayment speeds, credit risk, etc.).
- Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments).

At December 31, 2011 and 2010, the Company's cash equivalents are categorized as level 1 as fair values are measured using quoted market prices in active markets for identical investments.

Transfers between fair value hierarchy levels are recognized at the beginning of the reporting period. The Company did not have any transfers between the levels during the year ended December 31, 2011.

3. Income Taxes

The results of the Company's operations are included in the consolidated federal income tax return of American Enterprise Mutual Holding Company, and its direct and indirect subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. The Company and certain affiliates also file a consolidated income tax return for the State of Iowa.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Based on management's evaluation at December 31, 2011 and 2010, there are no significant uncertain tax positions that would require recognition or disclosure in the financial statements.

At December 31, 2011 and 2010, the Company had no net operating loss carryforwards for federal or state income tax purposes nor any capital loss carryovers. The primary difference between the Company's effective tax rate and the customary federal income tax rate is state taxes.

The Company does not believe it would be subject to any penalties or interest relative to any open tax years and, therefore, has not accrued any such amounts. The Company files a U.S. federal income tax return and state income tax returns where required. The 2009 through 2011 U.S. federal tax years are subject to income tax examination by tax authorities. The Company classifies any interest and penalties (if applicable) as income tax expense in the financial statements.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. At December 31, 2011, the Company had defined net capital of $69,038, which was $64,038 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.075 to 1. Various other regulatory agencies may impose additional capital requirements.

4. Regulatory Requirements (continued)

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(l).

5. Related-Party Transactions

The Company receives a monthly fee of $500 for underwriting a variable annuity product offered by American Republic.

Principally all of the Company's operating expenses are the result of charges by American Republic and other affiliates for personnel and other services provided on a mutually agreed-upon basis. During 2010, the company incurred additional expenses related to an examination conducted by the Financial Industry Regulatory Authority (FINRA).

6. Subsequent Events

The financial statements are adjusted to reflect events that occurred between the balance sheet date and the date when the financial statements are available to be issued, provided they give evidence of conditions that existed at the balance sheet date (Type I). Events that are indicative of conditions that arose after the balance sheet date are disclosed, but do not result in an adjustment of the financial statements themselves (Type II). Management has evaluated the financial statements for subsequent events through February 20, 2012, the date which the financial statements are available to be issued. The Company had no material Type I or Type II subsequent events to report through that date.

Supplemental Information

American Republic Equities Corporation

Computation of Net Capital – Part IIA

December 31, 2011

Computation of net capital

1. Total ownership equity from statement of financial condition			$ 69,729
2. Deduct ownership equity not allowable for net capital			–
3. Total ownership equity qualified for net capital			
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–	
B. Other (deductions) or allowable credits		–	–
5. Total capital and allowable subordinated liabilities			69,729
6. Deductions and/or charges:			
A. Total nonallowable assets from statement of financial condition (Notes B and C):			
• Current income taxes recoverable	$ 418		
• Prepaid insurance	273	$ 691	
B. Secured demand note deficiency		–	
C. Commodity futures and spot commodities – proprietary capital charges		–	
D. Other deductions and/or changes		–	691
7. Other additions and/or credits			–
8. Net capital before haircuts on securities positions			69,038
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments		–	
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities	–		
2. Debt securities	–		
3. Options	–		
4. Other securities	–	–	
D. Undue concentration		–	
E. Other		–	–
10. Net capital			$ 69,038

American Republic Equities Corporation

Computation of Net Capital – Part IIA (continued)

Computation of basic net capital requirement
Part A

11. Minimum net capital required (6 2/3% of line 19)		$ 344
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		5,000
14. Excess net capital (line 10 less 13)		64,038
15. Excess net capital at 1000% (line 10 less greater of 10% of line 19 or 120% of line 12)		63,038

Computation of aggregate indebtedness

16. Total A.I. liabilities from statement of financial condition		$ 5,166
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	–
19. Total aggregate indebtedness		5,166
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)		7.48%
21. Percentage of debt to debt – equity total computed in accordance with Rule 15c3-1(d)		– %

Notes

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

American Republic Equities Corporation

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2011

Computation for determination of reserve requirements pursuant to Rule 15c3-3:

Exemptive provision

22. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only).	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm __________.	
D. (k)(3) – Exempted by order of the Commission.	

American Republic Equities Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2011

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2011.

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